UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

August 8, 2006	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR COMPLETES A DOMINION OF CANADA LAND SURVEY ON ITS GLACIER LAKE SILVER & URANIUM PROPERTIES

Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has now successfully completed a formal legal land survey on its Glacier Lake silver and uranium properties. The Company intends to formally submit and file its legal plan of survey and application for lease, and notice of lease for the Glacier lake mineral properties to the Government of Canada Mine Recorders office. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT.  The total lease claim survey area consists of 2425.26 hectares (5,990.40 acres) and includes the Company’s Echo Bay Gossan and the Echo Bay Mine site. The principal Echo Bay mineshaft and adits are situated on the Company’s Echo claim, now forming part of the Glacier Lake and Echo Bay claim-block. The Echo Bay Mine is situated within the survey area and is a former past producer of silver, copper, and uranium. The Echo Bay mine formerly produced 23,779,178 ounces of silver and 9,230,547 pounds of copper.

THE CONTACT LAKE & ELDORADO IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake & Eldorado IOCG and uranium projects are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The projects are situated 670 kilometers north of the city of Yellowknife.  The Company’s mineral tenure in the Eldorado Mineral Belt covers hundreds of known or recorded silver, copper, cobalt, rare earth elements, and high grade uranium occurrences  situated in Proterozoic rock that correlates with rock of other IOCG deposits worldwide (Olympic Dam in western Australia, Kiruna Belt of Sweden). The Eldorado IOCG districts includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high-grade uranium.  The Contact Lake and Eldorado Uranium Belts have long been recognized by geologists, as one of Canada’s most prospective Iron oxide copper, gold, silver and uranium regions. The current August 8, 2006 spot price for Uranium is now $47.25 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.